SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            AMENDED
                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       FREYMILLER TRUCKING, INC.
                          Name of Issuer

            Common Stock, par value $0.01 per share

                  (Title of Class of Securities)
                             358340
                         (CUSIP NUMBER)

                        David W. Holden
                Holliman Langholz Runnels Holden
                    Forsman & Sellers, P.C.
                10 East Third Street, Suite 500
                     Tulsa, Oklahoma 74103
                         (918) 584-1471

                         APRIL 14, 1995
               (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
   13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-1(b) (3) or (4), check this box [ ].

    Check the following box if a fee is being paid with this
                         statement [ ].







                       Page 1 of 7 Pages

     (1)  Name of Reporting Person           Roger B. Collins
          S.S. or I.R.S. Identification
          No. of Above Person-Optional

     (2)  Check the Appropriate Box          (a)
          Member of a Group (See             (b)
          Instructions)

     (3)  SEC Use Only

     (4)  Source of Funds (See               OO
          Instructions)

     (5)  Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)

     (6)  Citizenship or Place of            Oklahoma
          Organization

     Number of Shares  (7)  Sole Voting      195,500
       Beneficially           Power
       Owned by Each
       Reporting Pers- (8)  Shared Voting    None
       son with*              Power

                       (9)  Sole Dispositive 195,500
                              Power

                      (10)  Shared Dis-      None
                              positive Power

    (11)  Aggregate Amount Beneficially      195,500
          Owned by Each Reporting Person*

    (12)  Check if the Aggregate Amount
          in Row (11) Excludes Certain
          Shares (See Instructions)

    (13)  Percent of Class Represented       7.833%

    (14)  Type of Reporting Person (See      IN
          Instructions)
___________________
* But see Item 5.

     Item 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of FREYMILLER TRUCKING, INC., an Indiana Corporation ("Freymiller" or the "Issuer"). The principal executive office of Freymiller is located at 6101 West Reno, Suite 1000, Oklahoma City, Oklahoma 73127.

     Item 2.   IDENTITY

     This statement is filed by Roger B. Collins.  Roger B.
     Collin's principal occupation is President of RBC Ventures, Inc, an Oklahoma Corporation. His business address is 2627 E. 21st Street, Tulsa, Oklahoma 74114. During the last five years, Roger B. Collins has not:

          a) been convicted in any criminal proceeding (excluding traffic violations or any other similar misdemeanors), or

          b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was to subject Roger B. Collins to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration

     On September 23, 1994, RBC Ventures, Inc. ("RBC") and Freymiller entered into an agreement (the "Consulting Agreement") which provides that RBC will assist Freymiller in attempting to obtain additional working capital and provide business counseling to Freymiller. As partial consideration for these services, Roger B. Collins, the President of RBC, and Anthony D. Allen, the Vice-President of RBC, each received an option to individually purchase Freymiller Common Stock. Roger B. Collins was granted the option to purchase up to 195,500 shares of Freymiller Common Stock (the "Option") under a Stock Option Agreement (the "Stock Option Agreement") between Freymiller and Roger B. Collins dated September 23, 1994. Anthony D. Allen was granted the option to purchase up to 34,500 shares of Freymiller Common Stock under a separate Stock Option Agreement between Freymiller and Anthony Allen dated September 23, 1994. Although Roger B. Collins and Anthony D. Allen are both officers of RBC, for purposes of the stock options granted by Freymiller, each is independent, and they are not members of a group for purposes of this filing.

     The Stock Option Agreement provides that through September 23, 2004, Roger B. Collins may purchase up to 195,500 shares of the Common Stock of Freymiller from time to time at a purchase price of $7.00 per share, if certain conditions precedent have been satisfied at the date the Option is exercised. The only condition precedent remaining unsatisfied at January 31, 1995, is that the average of the highest bid price reported for the Common Stock of Freymiller, on the facilities of the National Association of Securities Dealers Automated Quotation system ("NASDAQ"), or any exchange on which such stock may be approved for listing, for five consecutive trading days, must exceed $10.00 per share, adjusted for any stock split, reclassification or similar capital change (the "Market Price Condition"). At April 14, 1995, all conditions precedent to exercise of the Option have been satisfied, with the sole exception that the market price of the Common Stock remains below $10.00 a share.



     Item 4.  Purpose of Transaction

     The grant of the Option by Freymiller to Roger B. Collins was partial consideration for services to be rendered by RBC to Freymiller under the Consulting Agreement. See item 3 above. At April 14, 1995, Roger B. Collins is not able to exercise any part of the Option because the Market Price Condition of the Stock Option has not been satisfied. See Item 3 above. Furthermore, Roger B. Collins does not currently own any shares of the Common Stock of Freymiller; however, Roger B. Collins anticipates that he might acquire shares of Common Stock in the open market or in private transactions.

     At regular board meeting held February 9, 1995, Roger B. Collins was appointed to fill a vacancy on the Freymiller Board of Directors. On April 14, 1995, Roger B. Collins resigned from the Board of Directors of Freymiller and from all offices held in Freymiller.

     Roger B. Collins has no plans or proposals which relate to or would result in:

          (A) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (B) A sale or transfer of a material amount of assets of the Issuer or any its subsidiaries;

          (C) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number, term of directors or to fill any existing vacancies on the board;

          (D) Any material change in the present capitalization or dividend policy of the Issuer;

          (E) Any other material change in the Issuers' business or corporate structure;

          (F) Changes in the Issuers' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (G) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (H) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) Act; or

          (I)  Any action similar to any of those enumerated above.

     It should be noted that Roger B. Collins has been retained by Freymiller to perform business consulting under the Consulting Agreement, and during the course of performing these services, it is likely that Roger B. Collins and Freymiller will consider numerous and varied scenarios for managing Freymiller's business, which might include transactions of the type enumerated above.


     Item 5.  Interest in Securities of the Issuer

     The Issuer's Form 10-Q for the most recent quarter indicates that the Issuer had 2,489,500 shares of Common Stock outstanding.

     Pursuant to Rule 13d-5(b)(1), as of the date hereof, Roger B. Collins, as holder of the Option, could possibly be deemed a direct or beneficial owner of 195,500 shares of Common Stock. Such interest represents approximately 7.833% of the Common Stock outstanding.

     Item 6.   Contracts, Arrangements, Understandings, or
     Relationships With Respect Securities of the Issuer

     Except for the Stock Option Agreement executed by and between Freymiller and Roger B. Collins on September 23, 1994, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.   Material to be filed as exhibits

     The following documents are filed as exhibits, and have previously been filed in paper with the original Schedule 13D filing:

     EXHIBIT A:     Stock Option Agreement between Freymiller and
                    Roger B. Collins, dated September 23, 1994.

     EXHIBIT B:     Letter Agreement between Freymiller and RBC
                    Ventures, Inc., dated September 23, 1994

                            SIGNATURE

     After reasonable enquiry and to the best of my knowledge and belief I certify that the information set forward in this statement is true, complete and correct.

     DATED: April 19, 1995




      /Roger B. Collins/
     ROGER B. COLLINS